Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

April 4, 2007

UNITED STATEDS SECURITIES AND EXCHANGE
COMMISSION - Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

MAIL STOP 7010

ATTN: Carmen Moncada-Terry

Re:	Nuance Resources, Corp. Registration Statement on Form SB-2 Filed March 16, 2007 File No. 333-141343

We write on behalf of Nuance Resources, Corp. (the “Company”) in response to your letter of March 30, 2007, by Anne Nguyen Parker, Branch Chief, regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, the First Amended Registration Statement on Form SB-2 (the “First Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
We note that you completed the reverse merger with Nuance Resources Corp. on December 29, 2006. Item 310(c) and (d) of Regulation S-B requires the inclusion of pro forma financial information reflecting the impact of the reverse merger on the newly merged company. The required information was included in your Form 8-K filed January 4, 2007. Please revise to include the information in the registration statement.

In response to this comment, the Company added the pro forma financial information previously included in its Form 8-K filed January 4, 2007 in the financial statements disclosure in the First Amended SB-2.

Fee Table

2.
We note that you are relying on Rule 457(a) of the Securities Act for the purpose of calculating the fee. However, you state in footnote (1) that for the purpose of calculating the fee, the price per share "was arbitrarily determined by Nuance Resource Corp." This appears to be inconsistent with Rule 457(a), which provides that the fee maybe calculated based on "a bona fide estimate of the maximum offering price." Please revise.

In response to this comment, the Company deleted footnote (1) because it is inconsistent with the computation of the fee under Rule 457(a).

Table of Contents, page 3

3.	The Table of Contents should contain references to the location of the most significant parts of your document. In this regard, please delete the references to each specific risk factor

In response to this comment, the Company deleted the reference to each specific risk factor in the table of contents.

Description of Business, page 26

4.
Please revise to discuss in further detail the reverse merger of Farrier Resources Corp. with Nuance Resources Corp. In particular, discuss the reasons for the merger, which resulted in the change of Farrier Resources' business operations from mineral exploration to oil and natural gas exploration.

In response to this comment, the Company added disclosure in the description of business section to provide further detail regarding the reverse merger of Farrier Resources Corp. with Nuance Resources Corp. including the reasons for the merger.

Undertakings, page 41

5.	Please revise to include the undertaking required by Item 512(g)(2) of Regulation S-B.

In response to this comment, the Company included the undertakings described in Item 512(g)(2) of Regulation S-B.

Signatures
6.	Please provide the signatures of those persons signing in the capacity of principal financial officer and principal accounting officer or controller.

In response to this comment, the Company revised the signature page to reflect that Mr. Bunney,

as the Company’s sole officer and director, is signing the registration statement in the capacity of principal financial officer and principal accounting officer.

Sincerely,

CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.